insider trading policy

Frontier Communications Parent, Inc.

1.Objective:

This Policy sets forth the standards of Frontier Communications Parent, Inc. (“FTR”) and its subsidiaries (together with FTR, “Frontier”) regarding trading in securities by members of the Board of Directors (“Directors”), officers, employees, independent contractors and consultants while in possession of confidential information. The purpose of this Policy is to promote compliance with federal and state securities laws and to protect Frontier and its personnel from the serious liabilities and penalties that can result from violations of these laws. This Policy should be read in conjunction with all other Frontier policies, including the Code of Business Conduct and Ethics.

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material nonpublic information (“MNPI”) obtained through involvement with Frontier to make decisions to purchase, sell, give away or otherwise trade Frontier’s securities, or to provide that information to others outside Frontier who then trade Frontier’s securities. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with Frontier, if the information involved is “Material” and “Nonpublic.” These terms are defined in this Policy under Part 5 below.

You are responsible for seeing that you do not violate federal or state securities laws or this Policy.

2.Applicability:

Transactions Subject to the Policy

This Policy applies to transactions in Frontier’s securities (collectively referred to in this Policy as “Company Securities”, as further defined in Section 5), including Frontier’s common stock, options to purchase common stock, or any other type of securities that Frontier may issue, including (but not limited to) preferred stock, stock units, convertible debentures and warrants, as well as derivative securities that are not issued by Frontier, such as exchange-traded put or call options or swaps relating to the aforementioned securities. This Policy also applies to the securities of other companies, such as Frontier’s customers and suppliers or a firm with which Frontier is negotiating a major transaction.

There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.

Persons Subject to the Policy

This Policy applies to the members of Frontier’s Board of Directors and all officers, employees and consultants of Frontier. The restrictions also apply to Family Members and Controlled Entities of a person covered by this Policy, as defined in Section 5 below. The Securities and Exchange Commission (the “SEC”) and federal prosecutors may presume that trading by Family Members or any Controlled Entities is based on information you supplied and may treat any such transactions as if you had traded yourself.

As a result, you are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

You have the individual responsibility to comply with this Policy against insider trading. Therefore, it is imperative that you use good judgment with respect to all of your transactions in Company Securities.

3.Policies and Procedures:

(a)Trading Policy

You may not buy, sell, give or otherwise trade a company’s securities when you have MNPI about that company, or in contravention of any applicable laws. This Policy against “insider trading” applies to trading in Company Securities, as well as to trading in the securities of other companies, such as Frontier’s customers and suppliers or a firm with which Frontier is negotiating a major transaction.

Certain types of transactions involving Company Securities are also limited or prohibited by this Policy as described in paragraph (e) below.

You may not convey MNPI about Frontier or another company to others. In addition, you may not suggest that anyone purchase or sell any company’s securities while you are aware of MNPI about that company. These practices, known as “tipping,” also violate U.S. securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed MNPI. This restriction on “tipping” applies to information about Frontier and Company Securities, as well as to information about other companies. This policy does not restrict legitimate business communications on a “need to know” basis.

Information is generally considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website.  By contrast, information would likely not be considered widely disseminated if it is available only to Frontier’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, this is 48 hours following release of the information. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, Frontier may determine that a longer or shorter period should apply to the release of specific MNPI.

Directors, officers, employees and consultants should consult Frontier’s Chief Legal Officer or designated member of the Legal Department if they have any questions. Any Director, employee, or officer who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other Director, employee, ‘or officer, should report the violation immediately to Frontier’s Chief Legal Officer or designated member of the Legal Department.

(b)Unauthorized Disclosure

You must maintain the confidentiality of Frontier information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about Frontier or its business plans is potentially MNPI until it is publicly disclosed. You should treat this information as confidential and proprietary to Frontier. You may not disclose it to others, such as family members, other relatives or business or social acquaintances.

Specific laws govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, Frontier and its management. For this reason, we permit only specifically designated representatives to discuss Frontier with the news media, securities analysts and investors. If you receive inquiries of this nature, politely decline to comment and refer the inquiry to our Corporate Communications or Investor Relations Departments. Please also see the Company’s Regulation FD Policy.

(c)When and How to Trade Frontier Stock

Directors and Restricted Employees (as defined in Section 5, below) are required to comply with the restrictions covered below. Even if you are not a Director or a Restricted Employee, however, following the procedures listed below may assist you in complying with this Policy and applicable law.

Quarterly Blackout Periods. Trading in Company Securities by Directors and Restricted Employees is prohibited during the period beginning at the close of market fourteen (14) calendar days prior to the end of each quarter and ending at the close of business on the second full trading day after an earnings release. During these periods, Directors and Restricted Employees generally possess or are presumed to possess MNPI about Frontier’s financial results.

Other Blackout Periods. From time to time, other types of MNPI regarding Frontier (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such MNPI is pending, the CEO, CFO or Chief Legal Officer may notify particular individuals that they should not engage in any transactions involving the purchase or sale of Company Securities, and should not disclose to others the fact that trading has been prohibited.

Required of All Frontier Employees: Even if no blackout period is in effect, you may not trade in Company Securities if you are aware of MNPI about Frontier. In addition, if you are a Director, ExCo Member or Frontier Section 16 officer, you must pre-clear transactions in accordance with the procedure described below even if you initiate them when no blackout period is in effect.

Even if a blackout period is in effect, you may exercise Frontier stock options if no shares are to be sold - you may not, however, effect sales of stock issued upon the exercise of stock options (including same-day sales and cashless exercises). Generally, all pending purchase and sale orders regarding Company Securities that could be executed when no blackout period is in effect must be cancelled before a blackout period begins.  The ordinary course, pre-scheduled settlement of previously granted stock units (including settlements where shares are withheld for tax purposes) are not prohibited during a blackout period.  However, any shares received in connection with the settlement of stock units are subject to this policy upon receipt.  In addition, management may determine, in its sole discretion, to postpone the settlement of any outstanding stock unit grants that would otherwise occur during a blackout period, in accordance with the terms of the applicable grant agreements.

In light of these restrictions, if you expect a need to sell or purchase Company Securities at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5-1 trading plan, as discussed below.

(d)Pre-Clearance for Directors, ExCo Members and any other Section 16 Officers

Frontier requires Directors, Frontier ExCo members and any other Frontier designated Section 16 officers to obtain prior approval from the Chief Legal Officer before effecting any purchase, sale or other trading of Company Securities. The pre-clearance policy applies to these people even if they are initiating a transaction when a blackout period is not in effect and even if they believe they do not possess any MNPI. The pre-clearance policy also applies to anyone who lives in the household (other than household employees) of a Director, ExCo member and/or Frontier Section 16 officer.

If a transaction is approved under the pre-clearance policy, the transaction must be executed by the end of the second full trading day after the approval is obtained, but regardless may not be executed if you acquire MNPI concerning Frontier during that time. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

Directors and designated Section 16 officers need to report the execution of the transaction, as soon as it occurs, to Frontier’s Chief Legal Officer or designated member of the Legal Department so that that the appropriate Form 4 can be filed with the SEC on behalf of the

Director or Section 16 officer within two business days of the transaction, as required by federal securities law. The legal requirement to file with the SEC is an obligation of the individual; Frontier handles the mechanics of the filing as an accommodation.

Pre-clearance is required before adoption of a Rule 10b5-1 trading plan, but any transaction under such plan (discussed below) will not require pre-clearance at the time of the transaction.

(e)Limited and Prohibited Trading Activities

The following types of transactions involving Company Securities are limited or prohibited by this Policy as set forth herein:

Margin and Collateral  Arrangements: Securities held in a margin account or pledged as collateral may be sold without your consent if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading. Because of this danger, Company Securities should not be included in a margin account or be pledged as collateral for a loan.  Directors and Restricted Employees should not include Company Securities in a margin account or pledge Company Securities as collateral for a loan without specific permission from our Chief Legal Officer.

Standing Broker Instructions:  There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when you are in possession of MNPI. Because of this danger, the Company discourages placing standing or limit orders on Company Securities. This does not apply to any standing and limit orders under approved Rule 10b5-1 Plans, as described below.  If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined herein.

Hedging Transactions:  Hedging transactions may permit you to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. Frontier prohibits you from engaging in hedging transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds.

Short-Term or Speculative Transactions:  It is against Frontier policy for Directors and Restricted Employees to engage in short-term or speculative transactions in Company Securities. As such, Directors and Restricted Employees may not engage in: (a) short-term trading (generally defined as selling Company Securities within six months following a purchase); (b) short sales (selling Company Securities such individual does not own); and (c) transactions involving publicly traded options or other derivatives, such as trade in puts or calls in Company Securities.  Directors and Section 16 officers should note that, under federal securities laws, they will be forced to disgorge any profit they earn from any purchase and sale, or sale and purchase, of FTR’s securities that occur within any six month period. The SEC will treat purchases and sales that occur within any six month period as matched, even if you maintain that you are selling shares that were acquired outside the relevant six-month period.

(f)Rule 10b5-1 Trading Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that meets specified conditions. It is possible to pre-arrange trades in Company Securities by entering into a written trading plan. Trading plans can be established for a single trade or a series of trades. A plan must either specify the number of securities to be bought or sold, along with the price and the date, or provide a written formula for determining this information. Alternatively, a trading plan can delegate investment discretion to a third party, such as a broker, who then makes trading decisions without further input from the person implementing the plan. Because the SEC rules on trading plans are complex, you should consult with your broker and be sure you fully understand the limitations and conditions of the rules before you establish a trading plan.

All Rule 10b5-1 trading plans must be reviewed and approved in advance by Frontier’s Chief Legal Officer or designated member of the Legal Department.

(g)Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to Frontier. If an individual is in possession of MNPI when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified herein, however, will cease to apply to transactions in Company Securities upon the expiration of any blackout period or other Company-imposed trading restrictions applicable at the time of the termination of service.

4.Enforcement:

Violations of this policy may result in disciplinary action up to and including termination.

5.Definitions:

“Company Securities.” Company Securities means Frontier’s securities, including FTR’s common stock, options to purchase common stock, stock units, or any other type of securities that Frontier may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by Frontier, such as exchange-traded put or call options or swaps relating to the aforementioned securities.

“Controlled Entities.” Controlled Entities means entities that you influence or control, including any corporations, partnerships or trusts.

“Family Members.” Family Members means family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities.

“Material Information.” Material Information generally means information that a reasonable investor would consider important in making an investment decision to buy, hold or sell securities. Either positive or negative information may be material. Possible material information or events include, but are not limited to:

•Earnings information and quarterly results;

•Projections of future earnings or losses, or other earnings guidance;

•Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

•Results of the Company’s fiber expansion and other key operational initiatives;

•A pending or proposed merger, acquisition or tender offer;

•A pending or proposed acquisition or disposition of a significant asset;

•A pending or proposed joint venture;

•A Company restructuring;

•Significant related party transactions;

•Events regarding the Company's securities, including  a change in dividend policy, the declaration of a stock split, an offering of additional securities, or the establishment of a repurchase program for the Company’s securities ;

•Bank borrowings or other financing transactions not in the ordinary course;

•A change in the Company’s pricing or cost structure;

•Major marketing changes;

•A change in senior management;

•A change in auditors or notification that the Company’s financial statements or auditor’s reports may no longer be relied upon;

•Development of a significant new product, process, or service;

•New contracts with, or the gain or loss of, a significant customer or supplier;

•Significant events concerning the Company’s physical assets;

•Pending or threatened significant litigation, or the resolution of such litigation;

•Regulatory approvals or changes in regulations and any analysis of how they affect the Company.

•Impending bankruptcy or the existence of severe liquidity problems;

•Significant cybersecurity incidents; and

•The imposition of a ban on trading in the Company’s securities or the securities of another company.

Investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is Material and not trade. If you have questions regarding specific transactions, please contact our Chief Legal Officer or designated member of the Legal Department. To the extent such Material Information is also Nonpublic Information (as defined below), such information would constitute MNPI for purposes of this Policy.

“Nonpublic Information.” Nonpublic information is information that is not generally known or available to the public. For the avoidance of doubt, Frontier considers information to be available to the public only when:

•it has been released to the public by Frontier through appropriate channels (e.g., by means of a press release, or a public filing with the SEC); and

•enough time has elapsed to permit the investment market to absorb and evaluate the information. As a general rule, you should consider information to be Nonpublic until two full trading days have lapsed following public disclosure.

“Restricted Employees.” FTR’s Section 16 officers (i.e., such officers who are designated by the Board of Directors as executive officers solely for purposes of Section 16 of the Securities Exchange Act of 1934, as amended), and certain other designated Frontier employees who are so designated from time to time by the CEO, CFO or Chief Legal Officer.

“Trading” and “Transactions”  include, among other things:

•purchases and sales of securities in public markets;

•sales of securities obtained through the exercise of FTR stock options or received upon settlement of stock units (see Part III-C, above);

•making gifts of securities; and

•using securities to secure a loan.

May 2024